UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D
                              (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)
                             (Amendment No. 28)*


                         First Financial Fund, Inc.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                320228109
                              (CUSIP Number)

                          Stephen C. Miller, Esq.
                           Krassa & Miller, LLC
                        1680 38th Street, Suite 800
                          Boulder, Colorado  80301
                              (303) 444-5483
        (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                             October 18, 2002

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




--------------------------------------------------------------------------
CUSIP No. 320228 10 9
--------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
--------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
--------------------------------------------------------------------------

3.	SEC Use Only
--------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
--------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
--------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		South Dakota
--------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power
--------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,795,100
--------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
--------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	7.60%
--------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		OO
--------------------------------------------------------------------------


--------------------------------------------------------------------------
CUSIP No. 320228 10 9
--------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
--------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
--------------------------------------------------------------------------

3.	SEC Use Only
--------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
--------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
--------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		South Dakota
--------------------------------------------------------------------------

Number of		7.	Sole Voting Power		2,568,200
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	2,568,200
Person With
			10.	Shared Dispositive Power
--------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
      2,568,200
--------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
--------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	10.87%
--------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
--------------------------------------------------------------------------


--------------------------------------------------------------------------
CUSIP No. 320228 10 9
--------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust
--------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
--------------------------------------------------------------------------

3.	SEC Use Only
--------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	WC  OO
--------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
--------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		New York
--------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power
--------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
      1,922,400
--------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
--------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	8.14%
--------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
--------------------------------------------------------------------------


--------------------------------------------------------------------------
CUSIP No. 320228 10 9
--------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
--------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
--------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
--------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
--------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
--------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,697,900
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,697,900
Person With
			10.	Shared Dispositive Power
--------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,697,900
--------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	7.19%
--------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
--------------------------------------------------------------------------


--------------------------------------------------------------------------
CUSIP No. 320228 10 9
--------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
--------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
--------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
--------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
--------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
--------------------------------------------------------------------------

Number of		7.	Sole Voting Power		1,359,800
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,359,800
Person With
			10.	Shared Dispositive Power
--------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,800
--------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.76%
--------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
--------------------------------------------------------------------------


--------------------------------------------------------------------------
CUSIP No. 320228 10 9
--------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
--------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
--------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
--------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
--------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
--------------------------------------------------------------------------

Number of		7.	Sole Voting Power		100
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	100
Person With
			10.	Shared Dispositive Power
--------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	100
--------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.0004%
--------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
--------------------------------------------------------------------------


--------------------------------------------------------------------------
CUSIP No. 320228 10 9
--------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
--------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
--------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	WC  OO
--------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
--------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota


Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power		1,359,900
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power	1,359,900
--------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,359,900
--------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	5.76%
--------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
--------------------------------------------------------------------------


--------------------------------------------------------------------------
CUSIP No. 320228 10 9
--------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
--------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)
(B)
--------------------------------------------------------------------------

3.	SEC Use Only
--------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
--------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
--------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
--------------------------------------------------------------------------

Number of		7.	Sole Voting Power	           0
Shares Bene-
ficially 		8.	Shared Voting Power	     0
Owned by Each
Reporting		9.	Sole Dispositive Power	     0
Person With
			10.	Shared Dispositive Power     0
--------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	0
--------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  X
--------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
--------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
--------------------------------------------------------------------------



               Amendment No. 28 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

As previously reported in this statement on Schedule 13D, at a hearing held on September 20, 2002, the United States District Court for the District of Maryland (the "District Court") stayed the effectiveness of its September 19, 2002 ruling until October 4, 2002 in connection with the lawsuit filed against the Company regarding the Company's bylaw requiring a 50% vote of all outstanding shares in order to elect directors (the "By-Law Lawsuit"). The District Court further reinstated the injunction enjoining the Company's Board from holding any meetings during the pendency of the stay. Judge Motz indicated that he was granting the stay so as to allow at least one judge of the United States Court of Appeals for the Fourth Circuit (the "Court of Appeals") time to review the issue.

On October 4, 2002, the Court of Appeals granted the Company's motion to extend the stay pending appeal and ordered an expedited briefing schedule. Oral arguments regarding the By-Law Lawsuit will be heard at the Court of Appeals' December term.

On Friday, October 18, 2002, the District Court held a hearing on Badlands' Emergency Motion to Restore Injunction Pending Appeal (the "Motion"). The Motion along with the Memorandum in Support of Plaintiff's Emergency Motion to Restore Injunction Pending Appeal (without exhibits filed with the District Court) are attached as
Exhibit 18 and incorporated in this statement by reference. The Motion was filed in response to news that management of the Company had scheduled a meeting of the board of directors, including the carry-over directors, Robert E. LaBlanc and Eugene C. Dorsey, for Monday, October 21, 2002. The District Court granted Badlands' Motion and ordered that the Company not permit Messrs. La Blanc and Dorsey to sit or act as directors in any meeting of its board of directors until further order of the Court. The District Court also ordered that the remaining directors may meet as necessary and appropriate to consider and address matters arising in the ordinary course of the Company's business. However, the remaining directors may not act on matters that do not arise in the ordinary course of the Company's business, including extraordinary transactions, a material departure from prior dividend policy, or transactions affecting corporate governance or the jurisdiction or ability of the courts to afford complete relief in the litigation commenced by Badlands. Finally, the District Court ordered that a written agenda for any board meeting must be provided to the remaining directors at least forty-eight hours in advance of a meeting and that the remaining directors essentially be limited to acting on matters on the written agenda or those matters added only by unanimous consent at the meeting. A copy of the District Court's "Injunction Preserving Status Quo Pending Appeal" is attached as Exhibit 19 and incorporated in this statement by reference.


Item 7.   Material to be Filed as Exhibits.

		Exhibit 18. Plaintiff's Emergency Motion to Restore Injunction Pending Appeal and Memorandum in Support of Plaintiff's Emergency Motion to Restore Injunction Pending Appeal (without exhibits filed with the District Court).

		Exhibit 19. Injunction Preserving Status Quo Pending Appeal dated October 18, 2002.



                                Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2002


/s/ Stewart R. Horejsi
Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice President of
Badlands Trust Company, trustee of the
Ernest Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B.
Horejsi Trust, the Stewart R. Horejsi
Trust No. 2, the Susan L. Ciciora
Trust, and the John S. Horejsi Trust.



EXHIBIT 18

                      UNITED STATES DISTRICT COURT
                      FOR THE DISTRICT OF MARYLAND
                            Northern Division


BADLANDS TRUST COMPANY,
A SOUTH DAKOTA CORPORATION,
AS TRUSTEE FOR
LOLA BROWN TRUST NO. 1B

Plaintiff,

V.

FIRST FINANCIAL FUND, INC.
A MARYLAND CORPORATION,

Defendant.


Civil Action No. JFM 02-CV-2423


                       PLAINTIFF'S EMERGENCY MOTION
                     TO RESTORE INJUNCTION PENDING APPEAL


Pursuant to Rule 62(c) of the Federal Rules of Civil Procedure and Rule 8(a)( 1)(C) of the Federal Rules of Appellate Procedure, Plaintiff Badlands Trust Company, ("Badlands"), moves to preserve the status quo by restoring the injunction initially entered by this court on August 28, 2002, which the Court extended on September 10,2002 and again on September 20,2002, prohibiting Defendant First Financial Fund, Inc ("First Financial") from holding a meeting of its board of directors.

On October 4,2002 the Fourth Circuit - in a one sentence order - granted defendant-appellant First Financial a stay pending appeal, but did not address the issue addressed by this Court's injunction
- whether the Board of First Financial might meet during the pendency of the appeal. First Financial has now made and announced plans to hold a board of directors meeting on October 21,2002. Moreover, FF intends to have Robert E. LaBlanc and Eugene C. Dorsey ("LaBlancDorsey") - the two defeated incumbent directors - sit and participate in the meeting even though this Court has declared, in a final judgment, that LaBlanc and Dorsey cannot sit as members of the FF Board.

Badlands respectfully requests that the Court reinstate its prior injunction against meetings of the Board of Directors of First Financial until the Fourth Circuit Court of Appeals, which has established an expedited briefing and oral argument schedule, with argument set for December 6,2002, issues a ruling in the case in order to preserve the status quo.

The attached memorandum of law sets forth the facts and points of law that support this motion.

Respectfully submitted,

/s/ James H. Hulme

James H. Hulme, Bar No. 00875
Donald B. Mitchell, Jr., Bar No. 22944
J. Marcus Meeks, Bar No. 15191
ARENT FOX KINTNER PLOTKIN & KAHN
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5339
Telephone: (202) 857-6000
Facsimile: (202) 857-6395

Attorneys for Plaintiff Badlands Trust
Company,
as trustee for the Lola Brown Trust No. 1B



                         CERTIFICATE OF SERVICE


I hereby certify that on this 17th day of October, 2002, I caused copies of the attached Plaintiffs Emergency Motion to Restore Injunction Pending Appeal and the memorandum in support thereof to be served on the following, via electronic mail and hand delivery:

Jeffrey B. Maletta, Esq.
Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, N.W., Suite 200
Washington, D.C. 20036-1221



                       UNITED STATES DISTRICT COURT
                       FOR THE DISTRICT OF MARYLAND
                            Northern Division


BADLANDS TRUST COMPANY,
A SOUTH DAKOTA CORPORATION,
AS TRUSTEE FOR
LOLA BROWN TRUST No. lB,

Plaintiff,
V.

FIRST FINANCIAL FUND, INC.
A MARYLAND CORPORATION,

Defendant.


Civil Action No. JFM 02-CV-2423


         MEMORANDUM IN SUPPORT OF PLAINTIFF'S EMERGENCY MOTION
                TO RESTORE INJUNCTION PENDING APPEAL

On three separate occasions during the litigation of this case, the Court granted Plaintiff Badlands Trust Company ("Badlands") injunctive relief to preserve the status quo in connection with its rulings on the merits of the underlying matter. On August 28,2002, September 10, 2002 and September 20,2002, the Court entered orders prohibiting the Board of Directors of Defendant First Financial Fund, Inc. ("First Financial") from holding a meeting until the legality of First Financial's director election bylaw was resolved.

On October 4,2002, this Court's stay pending appeal - which was joined with an extension of the injunction against a meeting of the Board - expired and was replaced with an order for an expedited appeal and a stay pending that expedited appeal. (Exhibits A & B). The Circuit Court's one sentence order - an order clearly directed at maintenance of the status quo pending the result of the appeal
- did not address, however, whether the Board might meet in the meantime. Footnote 1

Soon thereafter, First Financial made preparations to hold a meeting of its Board ofDirectors. Yesterday, First Financial's incumbent management, through its Secretary, Footnote 2 announced that a meeting is now scheduled to take place next Monday, October 21,2002, at 12:30 PM. See Declaration of Steve C. Miller at Paragraph 3. (Exhibit C). First Financial's management has also indicated that it will meet on November 19, 2002. See id.

Any stay pending appeal is an effort to maintain the status quo. That works in both directions. Because any board meeting will harm Badlands and the shareholders of First Financial, First Financial should be enjoined from holding any board meeting until the appeal pending in the Fourth Circuit Court of Appeals is resolved.

      A.	Jurisdiction in the Court

Both Federal Rule of Civil Procedure 62(c) and Federal Rule of Appellate Procedure 8(a)( 1)(C) authorize this Court to restore an injunction pending appeal. See Duke v. Uniroyal, Inc., 777 F. Supp. 428,430-31 (E.D.N.C. 1991). Even though the case is pending in the Court of Appeals, Rule 62(c) gives this Court authority to reinstate the injunction that expired on October 4,2002 in order to preserve the status quo while this case is pending on appeal. See, e.g., National Resources Defense Council v. Southwest Marine, Inc., 242 F.3d 1163, 1 166 (9th Cir. 2001). Indeed, under FRAP 8,
Badlands is directed to apply to this Court, and not to the Fourth Circuit, to apply for restoration of the injunction pending appeal. See Fed. R. App. P. S(a)( 1)(C) ("A party must ordinarily move first in the district court for the following relief. . .
an order suspending, modifying, restoring, or granting an injunction while an appeal is pending.") (emphasis added); see also Koger v. United States, 755 F.2d 1094, 1098 (4th Cir. 1098).

      B.  The Injunction Against A Board Meeting Should Be Extended

Reinstatement of the injunction is necessary because, as this Court recognized on several occasions: Badlands would suffer irreparable harm if First Financial holds a board meeting that excludes the two directors duly elected by the shareholders of First Financial or if the Board holds a meeting and takes other action that will bind First Financial subsequent to any affirmance of this Court's Order. Indeed, the board meeting noticed for October 21,2002 does not include the two new Directors nominated by Badlands, whom this Court has ruled were duly elected by the shareholders of First Financial. Instead, First Financial intends to seat the defeated incumbents - Robert E. LaBlanc and Eugene C. Dorsey, the lame-duck directors whothis Court has declared, in a final judgment, cannot sit as members of the First Financial Board - at the meeting.

Moreover, any action of this Board of Directors will become void if the Fourth Circuit affirms this Court's holding in the case.
If the Fourth Circuit ultimately affirms this Court's September 19, 2002 Opinion and Order, actions taken by the current board during the pending appeal would become an action by an illegal board, and thus void:
"[Plroceedings by directors at a meeting which was illegal . . . are absolutely void. . . .''Footnote 4 Fletcher Cyc Corp Section 428
(1997). The status quo in this case, which this Court continuously preserved while the case was litigated in this Court, is that no board meeting should take place until resolution of the lawsuit, including the present appeal.

There is no reason the board of directors of First Financial Fund should meet prior to December 6, 2002 - the date oral arguments will be presented to the Fourth Circuit in this case. See Miller Decl.
at  Paragraph 4. Indeed, in Larkin v. Baltimore Bancorp, 948 F.2d
1281 (4th Cir. 1991), the Fourth Circuit issued its Order affirming this Court's decision two days after oral argument. A similarly quick resolution by the Court of Appeals is likely in this case - the Court deliberately expedited the hearing of the appeal - providing the board of directors ample time to take any actions that may be necessary before the end of the calendar year. Accordingly, the First Financial Board of Directors should not be permitted to hold a meeting until the Fourth Circuit has issued a final ruling in the case.


Respectfully submitted,

/s/ James H. Hulme

James H. Hulme, Bar No. 00875
Donald B. Mitchell, Jr., Bar No. 22944
J. Marcus Meeks, Bar No. 15191
ARENT FOX KINTNER PLOTKIN & KAHN
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5339
Telephone: (202) 857-6000
Facsimile: (202) 857-6395

Attorneys for Plaintiff Badlands Trust Company, as trustee for the Lola Brown Trust No. 1B


Footnote 1: The instant issue -whether this Court's injunction barring a meeting of the Board pendente lite should be continued - was not briefed by the parties, was not before the Court of Appeals, and was not addressed by the Court of Appeals in its one-sentence Order of October 4, 2002.

Footnote 2: The Secretary of First Financial Fund is Arthur Brown of the law firm of Kirkpatrick & Lockhart.

Footnote 3: See Aug. 28, 2002 TRO Hearing Trans. at 29; Sept. 10, 2002 Preliminary Injunction Hearing Trans. at 70; Sept. 20, 2002
Motion for Stay Pending Appeal Hearing Trans. at 11.

Footnote 4: The actions would be void regardless of whether Messrs. LaBlanc and Dorsey participated in the meeting. The proper constitution of the First Financial Board of Directors cannot be determined until final resolution of the lawsuit.




EXHIBIT 19

                   IN THE UNITED STATES DISTRICT COURT
                      FOR THE DISTRICT OF MARYLAND
                            Northern Division

------------------------------------
BADLANDS TRUST COMPANY,
      a South Dakota corporation,
	as Trustee for

LOLA BROWN TRUST No. 1B,

			Plantiff,
v.

FIRST FINANCIAL FUND, INC.,
	a Maryland corporation,

			Defendant.
------------------------------------

Civil Action No. JFM 02-CV-2423


          INJUNCTION PRESERVING STATUS QUO PENDING APPEAL

	Upon consideration of Plaintiff Badlands Trust Company's Emergency Motion to Restore Injunction Pending Appeal ("Motion"), the Opposition filed by First Financial Fund, Inc. ("First Financial"), the arguments presented by counsel at a telephonic hearing held 11:30 AM on Friday, October 18, 2002, and for the reasons stated by the Court at the telephonic hearing, it is this 18th day of October, 2002,

	ORDERED, that First Financial shall not permit Robert E. LaBlanc and Eugene C. Dorsey to sit or to act as directors in any meeting of its board of directors until further Order of this Court;

	ORDERED, that Thomas T. Mooney, Clay T. Whitehead, and Richard I. Barr - the remaining members of the First Financial board of directors ("Remaining Directors") - may meet as necessary and appropriate to consider and address matters arising in the ordinary course of the Fund's business, including, but not limited to, matters identified in paragraphs three through ten of the Declaration of Arthur J. Brown, which was filed with the Court on October 18, 2002;

	ORDERED, that the Remaining Directors shall not act on matters that do not arise in the ordinary course of the Fund's business, including extraordinary transactions, a material departure from prior dividend policy, or transactions affecting corporate governance or the jurisdiction or ability of this Court or the United States Court of Appeals for the Fourth Circuit to effect full relief in this case; and it is

	FURTHER ORDERED, that the written proposed agenda of any board meeting permitted by this Order must be delivered to the Remaining Directors at least forty-eight hours prior to any meeting and the Remaining Directors shall be limited to considering and voting upon only those matters included in the written agenda, and matters added to the agenda at the meeting by unanimous consent of the Remaining Directors.

							/s/ J. Frederick Motz

							J. Frederick Motz
							United States District Judge